UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 5, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

communiqué de presse

Press release
Paris, 4 January 2016

Groupama and Orange enter exclusive negotiations for the creation of “Orange Bank”, an innovative, 100% mobile bank

Today, Groupama and Orange announce that they are entering exclusive negotiations with a view to working in partnership to develop a new banking model that will enable Groupama to strengthen its online banking business and Orange to successfully diversify into banking services. These negotiations could result in the acquisition by Orange of a 65% stake in Groupama Banque, enabling it to benefit from an existing operational infrastructure for the launch of Orange Bank.

From its creation, Groupama Banque has positioned itself as a multi-channel bank. Orange will bring its digital knowledge to develop a 100% mobile offer corresponding to new uses increasingly employed by the two partners’ customers. The partnership with Orange will accelerate the deployment of such innovative banking offers and will leverage the network of local Orange stores as well as the highstreet branches of Groupama and its subsidiary Gan.

The launch of “Orange Bank” is planned for the start of 2017 in France, followed by other European markets such as Spain or Belgium. The services offered will cover all standard banking services as well as savings, loans and insurance services.

During the presentation of the “Essentiels2020” strategic plan in March 2015, Stéphane Richard, Chairman and Chief Executive Officer of Orange, announced the Group’s ambition to diversify its operations by capitalizing on its assets and in particular by concentrating its efforts on mobile banking, which offers important growth prospects. The plan’s objective is to reach 400 million euros of revenues in financial services in 2018.

Commenting on today’s announcement, Stéphane Richard said: “Orange benefits from a unique combination of essential assets that will enable it to successfully launch a highly innovative, 100% mobile bank. These include a strong brand embodying key values such as security and reliability, a solid distribution network and above all the confidence of 28 million customers in France. This legitimacy in the world of financial services has already materialized with the success of ‘Orange Money’ in the Middle East and Africa region, and more recently with the successful launch of ‘Orange Finanse’ in Poland.

Our partnership with Groupama, which has recognized expertise and key assets in the areas of both banking and insurance, will enable us to accelerate the implementation of our strategic ambition to be able to offer our customers Orange Bank services in France from the beginning of 2017.”

Thierry Martel, CEO of Groupama, said: “This partnership sits perfectly with Groupama’s strategy, which has always focused offering broad-ranging, innovative services to our policyholders and customers. From its creation Groupama Banque has set itself apart from traditional banking models by offering its customers unprecedented benefits. Orange’s technological leadership and the ubiquity of mobile phones will enable us to move forwards, faster and further, to create a bank that factors in all the possibilities and the fluidity that is inherent in today’s technology. In a word, and without revealing the innovations at this stage, Orange’s know-how and expertise in robust digital systems will enable us to go beyond online banking applications that are currently available on smartphones in order to transform users’ mobiles into a virtual bank and insurance branch that is always at hand. We are working on a genuine Bank 4.0: once you have tried it, it will be difficult to do things any other way! Our two leading brands, which have always been pioneers in our respective markets, are joining forces to create a ground-breaking innovation in the financial sector. We are very proud and happy.”

1

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 39 billion euros in 2014 and 157,000 employees worldwide at September 30, 2015, including 98,000 employees in France. Present in 28 countries, the Group has a total customer base of 263 million customers worldwide at September 30, 2015, including 200 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentiels2020” which places the customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its very high-speed networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN). For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com,or follow us on Twitter : @presseorange. Orange and any other Orange product or service cited in this press release are trademarks held by Orange or Orange Brand Services Limited.

About Groupama

Group Groupama is a leading mutual insurance company in France. #1 insurer in individual health, #1 insurer of farmers and local authorities, #2 in home insurance, strong positions of a leader benefitting from 3 complementary and attractive brands: Groupama, Gan and Amaguiz. Groupama is active in 11 countries, mostly in Europe with growth drivers in Asia. The group comprises almost 50 companies operating on every field, insurance, services, as well as financial and banking businesses. As of 2014, the group has 13 million customers and 34,000 employees throughout the world, totaling €13.6 billion in premium income.

Read all the latest news of Group Groupama on its website (www.groupama.com) and follow its Twitter account @GroupeGroupama).

About Groupama Banque

Groupama Banque offers a wide and comprehensive range of banking products and services to individuals, professionals and companies. As at the end of 2015, Groupama Banque had more than 530,000 customers, outstanding deposits exceeded €2.1 billion and outstanding loans amounted to ca. €2 billion.

Read all the latest news of Groupama Banque on its website (www.groupamabanque.com) and follow its Twitter account @groupamabanque).

Contacts presse Orange: +33 1 44 44 93 93

Jean Bernard Orsoni, jeanbernard.orsoni@orange.com

Tom Wright, tom.wright@orange.com

Contact presse Groupama: +33 1 44 56 28 56

Guillaume Fregni, guillaume.fregni@groupama.com

ORANGE

Date: January 5, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations